

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 20, 2008

Dan Sten Olsson
Chief Executive Officer
Stena AB
Masthuggskajen
SE-405 19 Gothenburg
Sweden

Re: **Stena AB**
Form 20-F for the fiscal year ended December 31, 2007
Filed April 29, 2008
File No. 033-99284

Dear Mr. Olsson:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Susan Block
Attorney-Advisor